245 Summer Street Boston, MA 02210	Fidelity® Investments

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 19, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Advisor Series I (the trust): File Nos. 002-84776 and 811-03785

Fidelity Advisor Dividend Growth Fund, Fidelity Advisor Equity Growth Fund, Fidelity Advisor Equity Income Fund, Fidelity Advisor Equity Value Fund, Fidelity Advisor Growth & Income Fund, Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Series Equity Growth Fund, Fidelity Advisor Series Growth Opportunities Fund, Fidelity Advisor Value Strategies Fund, Fidelity Real Estate High Income Fund (the fund(s))

Post-Effective Amendment No. 268

Dear Ladies and Gentlemen:

On behalf of Fidelity Advisor Series I (the “Registrant”), Post-Effective Amendment No. 268 (the “Amendment”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 Act, as amended (the “Securities Act”), was electronically transmitted for filing pursuant to Rule 485(a) on November 15, 2024 (Accession No. 0000722574-24-000308) The Amendment has been filed solely for the purpose of implementing certain disclosure changes in connection with recent amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Names Rule”).

We hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that the Amendment receive selective review from the SEC and its Staff of the changes contained herein.  The Amendment reflects the implementation of changes in connection with amendments to the Names Rule, and, aside from the sections highlighted below, each fund’s prospectus(es) and SAI(s) are “not substantially different” from the disclosures that were previously filed in Post-Effective Amendment No. 263 (Accession No. 0000722574-24-000065) for each fund other than Fidelity Real Estate High Income Fund and No. 264 (Accession No. 0000722574-24-000064) for Fidelity Real Estate High Income Fund to the Trust’s registration statement on N-1A. The sections of the Amendment that include substantive differences from the prior disclosure include: (i) the Principal Investment Strategies sections of the Fund Summary section in the prospectus; and (ii) the Principal Investment Strategies and Description of Principal Security Types sections in the Investment Details section of the prospectus. We note that, for Fidelity Advisor Dividend Growth Fund, Fidelity Advisor Equity Growth Fund, Fidelity Advisor Equity Income Fund, Fidelity Advisor Equity Value Fund, Fidelity Advisor Growth & Income Fund, Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Value Strategies Fund, and Fidelity Real Estate High Income Fund, the Fee Table in the Fund Summary section and the Advisory Fee(s) section of the prospectus and Management Contract(s) section of the Statement of Additional Information reflect certain changes to each fund’s management contract that were effective March 1, 2024. For Fidelity Advisor Equity Growth Fund, Fidelity Advisor Equity Income Fund, Fidelity Advisor Growth & Income Fund, and Fidelity Real Estate High Income Fund, these changes are similar to disclosure that was included in Post-Effective Amendment No. 201 to the registration statement on Form N-1A of Fidelity Puritan Trust filed on August 1, 2024 under Rule 485(a), which registered Class A, Class C, Class M, Class I and Class Z shares of Fidelity Balanced Fund and which was previously reviewed by the Staff. For Fidelity Advisor Dividend Growth Fund, Fidelity Advisor Equity Value Fund, Fidelity Advisor Growth Opportunities Fund, and Fidelity Advisor Value Strategies Fund, these changes are similar to disclosure that was included in Post-Effective Amendment No. 158 to the registration statement on Form N-1A of Fidelity Securities Fund filed on August 1, 2024 under Rule 485(a), which registered Class A, Class C, Class M, Class I and Class Z shares of Fidelity Blue Chip Growth Fund and which was previously reviewed by the Staff. The Amendment is not being filed for the purpose of implementing these changes.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this Amendment.

Sincerely,

/s/Renée Fuller
Renée Fuller
Shareholder Reporting